IDACORP		IDAHO POWER
P. O. Box 70
Boise, ID 83707

June 20, 2006

BY EDGAR AND FEDERAL EXPRESS

George F. Ohsiek, Jr.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      IDACORP, Inc.
                        Form 10-K for Fiscal Year Ended December 31, 2005
                        Form 10-Q for Fiscal Quarter Ended March 31, 2006
                        File No. 1-14465

            Idaho Power Company
            Form 10-K for Fiscal Year Ended December 31, 2005
            Form 10-Q for Fiscal Quarter Ended March 31, 2006
            File No. 1-3198

Dear Mr. Ohsiek:

This letter is in response to your letter dated May 23, 2006 commenting on the above-referenced filings.  For ease of reference, we have restated your comments in full, with our responses following each of your comments.

Form 10-K for Fiscal Year Ended December 31, 2005

General

1.                  In future filings, please paginate all of your filed documents.  Please refer to General Instruction B to Form 10-K and Exchange Act Rule 17 CFR 240.0-3.

We will paginate all future filed documents as required.

George F. Ohsiek, Jr.
Securities and Exchange Commission
June 20, 2006

Item 6.  Selected Financial Data

2.                  In future filings, please revise to provide footnotes which explain how each of the ratios you have presented under the caption Financial Statistics are computed.

We will include footnotes explaining how these ratios are calculated in future Annual Reports on Form 10-K.

Item 7.  Management's Discussion and Analysis

3.                  In future filings, please revise to provide a discussion of the other operating revenues and expenses of the unregulated businesses and the other segment.

In 2005, the total revenues and expenses of all unregulated businesses were less than three percent and five percent, respectively, of consolidated totals.  IDACORP expects that the materiality of the ITI and IDACOMM segments will continue to decline as we follow our back-to-basics strategy that is focused on Idaho Power Company as IDACORP's core business.  The IFS segment primarily represents passive investments and does not have significant operating revenues and expenses.

Operating revenues and expenses of all unregulated businesses will be discussed in future filings when material information is present.  Please see our response to comment 8 below regarding the components of the "other" category in the segment footnote.

Financial Statements

Consolidated Statement of Operations

4.                  In future filings, please disclose the components of other non-operating income and expenses in the notes to your financial statements.

We will disclose this information in a note to the financial statements in future Annual Reports on Form 10-K.

Note 1.  Summary of Significant Accounting Policies
Principles of Consolidation

5.                  Please tell us why the CSPP facilities and all four Ida West plants that sell 100% of their generation to IPC are not consolidated under FIN 46(R).  It appears that only one of the Ida West plants has been consolidated.  Please refer to the criteria for determining whether these entities are variable interest entities and whether you are

George F. Ohsiek, Jr.
Securities and Exchange Commission
June 20, 2006

the primary beneficiary in preparing your response.  If you are not consolidating these entities because of the condition in paragraph 4(g) of FIN 46(R), whereby you are unable to obtain the information required to apply this Interpretation after exhaustive efforts, please provide in your response and disclose in future filings all of the additional disclosures required related to VIEs not consolidated.

Non-Ida-West CSPP contracts:

As of March 31, 2006 (and also at December 31, 2005), Idaho Power has 87 CSPP agreements with various developers.  As mandated by the enactment of PURPA and the adoption of avoided costs standards by the Idaho Public Utilities Commission (IPUC) and the Oregon Public Utility Commission, Idaho Power has entered into contracts for the purchase of energy from a number of private developers.  Under these contracts, Idaho Power is required to purchase all of the output from the facilities located inside the Idaho Power service territory. For projects located outside of its service territory, Idaho Power is required to purchase the output that it has the ability to receive at the facility's requested point of delivery on its system.

In most cases, Idaho Power's purchase agreements with CSPP facilities are fixed-price contracts.  In the remainder of the agreements, a variable price is involved, but it is not tied to the variable costs of the facility.  These contracts do not reimburse the sellers for their variable costs to produce electricity.  Consequently they create variability rather than absorb variability and therefore do not constitute variable interests.

The approach used to reach this conclusion is based upon a model used by others in the industry.  We understand that this model has been discussed with FASB staff.  Under this model, a forward purchase contract for inventory not yet owned by the selling entity is not a variable interest if it does not transfer from the selling entity to the purchasing entity the variability associated with the production or acquisition of the inventory.  In other words, if the agreement does not compensate the producer for changes in its variable costs of production, the agreement does not absorb variability and is not a variable interest.

The 87 CSPP agreements can be broken down into seven basic rate structure types:

1.) Price fixed for the full term of the agreement

Sixty-seven CSPP agreements have fixed prices for the full terms of the agreements that were established at the time of the initial execution of the agreements.   As these agreements have a fixed price and the sellers do not have the power on hand until the time of sale, the agreements create rather than absorb variability for the entities.

George F. Ohsiek, Jr.
Securities and Exchange Commission
June 20, 2006

2.) Monthly variable Mid C market prices - Schedule 86

Four CSPP agreements provided for energy payments to the CSPPs based upon the current month Dow Jones Mid-Columbia Electricity Price Index (Mid C) market value of energy transactions.  This price is a market-determined price for electrical energy and reflects a region wide market value of energy.  All four of these agreements relate to hydroelectric generating facilities.  These plants have no fuel costs and likely do not have significant other variable costs.  Most of the costs associated with these projects would be fixed costs.  Any variable costs these facilities may have would bear no correlation with electricity prices at the Mid C hub.  Consequently, these contracts create rather than absorb variability for the entities.

3.) Monthly variable Mid C market prices

Two other CSPP agreements provide for energy payments to the CSPPs based upon the current month Mid C market value of energy transactions.  This is the same price as discussed in item 2.) above, the only difference being that these projects are not on the Schedule 86 tariff published by the IPUC.  Additionally, these two projects are for natural gas facilities.  We have evaluated whether there is a strong correlation between the market prices of electricity and natural gas in the northwest and have determined that the correlation, while positive, is still low.  As few generating facilities in the northwest are natural gas, the prices of electricity and natural gas do not move in tandem.  Since the Mid C pricing methodology provides a close surrogate for a market price of electricity and is designed to allow the generating facility to bear the risks and rewards of changes in the electricity market, the contracts appear to create rather than absorb variability for the CSPP facilities.

4.) Adjusted annually by IPUC order based on Colstrip generation

Nine CSPP agreements have a fixed rate component that was established at the inception of the agreements for the full terms of the agreements, plus an adjustable component that is adjusted annually by IPUC order based on Colstrip (coal-fired) generation.  These projects consist of seven hydroelectric and two natural gas-fueled CSPP projects.  IPUC Order 29536 is the latest IPUC order to reset the adjustable component of these projects.  As specified in this order and associated orders, the adjustable component is based upon the annual cost of generation at the Colstrip generation facility.  None of these CSPP projects are coal-fired projects, so there is no direct relationship between the adjustable component (coal) and the fuel source within these agreements.  As the contracts

George F. Ohsiek, Jr.
Securities and Exchange Commission
June 20, 2006

do not compensate the producers for the variability in the costs of their fuel, the contracts create rather than absorb variability for the entities.

5.) Adjusted annually by IPUC order based on Sumas natural gas prices

One CSPP agreement has a fixed rate component for its full term plus another component that is adjusted annually by IPUC order based upon the Sumas delivery point natural gas price.  The most recent order adjusting this rate is IPUC Order 29536.  The project is fueled with wood waste, which does not have a readily determinable market price.  We do not believe that there is a correlation between the prices of wood waste and natural gas.  As the contract does not compensate the producer for the variability in the costs of its fuel, the contract creates rather than absorbs variability for the entity.

6.) Adjusted annually based on Cascade O & M costs.

These agreements are for purchases from three hydroelectric facilities owned by the Owyhee Irrigation District.  The agreements have a fixed rate price component plus a price component that is adjusted annually based upon the operation and maintenance costs of Idaho Power's Cascade hydroelectric facility.  The Owyhee Irrigation District is a not-for-profit entity that is not a related party and for which IDACORP is not a de facto agent as described in paragraph 16 of FIN 46(R).  In addition, this contract has not been set up for the purposes of circumventing the provisions of FIN 46(R).  According to paragraph 4(a) of FIN 46(R), not-for-profit entities are not subject to consolidation under that statement provided they are not related parties and have not been set up for the purpose of circumventing the standard.  While we do not believe that the operation and maintenance costs of Idaho Power's Cascade hydroelectric plant bear a direct relationship with the production costs of these three facilities, our conclusion that IDACORP should not consolidate this entity is based upon the fact that the Owyhee Irrigation District is an exempt entity for the purposes of FIN 46(R).

7.) Adjusted monthly based on Sumas natural gas prices.

The State of Oregon requires that Idaho Power provide new Oregon PURPA projects the option to choose an energy price that is recalculated monthly based upon the current month's Sumas natural gas price.  One contract has elected this option.  This facility is fueled by wood waste, which does not have a readily determinable market price.  We do not believe that there is a correlation between the prices of wood waste and natural gas.  As the contract does not compensate the producer for the variability in the costs of its fuel, the contract creates rather than absorbs variability for the entity.

George F. Ohsiek, Jr.
Securities and Exchange Commission
June 20, 2006

Idaho Power purchases 100 percent of the electricity from these CSPP facilities.  As stated above, we have concluded that none of our power purchase agreements with CSPP facilities are variable interests under the provisions of FIN 46(R).

IDACORP has no other financial involvement with the non-Ida-West CSPP facilities with the exception of receivables due to Idaho Power from three of the facilities for overpayments for electricity delivered.  At March 31, 2006, one of the three entities had fully paid.  These receivables are based upon price adjustment provisions in the contracts.  At the time purchase agreements were signed, the IPUC had not yet determined the appropriate rate for these contracts.  As a result, the contracts provided for an adjustment to the IPUC-ordered rate and repayment of the difference paid over the same number of years as the receivable was created.  As these receivables absorb variability for the CSPP entities, they are variable interests.  For these three entities we have considered paragraph 5 of FIN 46(R) and have concluded as follows:

Paragraph 5(a):  IDACORP provides no subordinated financial support to any of these facilities.  The facilities were constructed and operated without financial support from Idaho Power.  Idaho Power had no involvement in the formation of these entities.  The receivables are subordinated only to the facilities' first mortgages.  As these facilities continue to operate without support from IDACORP, we believe they have sufficient equity investment at risk to permit the entities to finance their activities with out additional subordinated financial support.

Paragraph 5(b):  IDACORP has no arrangements with the entities that affect the equity holders' abilities through voting rights to make decisions affecting the entities.  The receivables from the three facilities are not subordinate financial support and do not dilute equity holders' obligations to absorb expected losses or rights to receive expected residual returns.  We believe that the equity holders have through voting rights or similar rights the ability to make decisions about the entities activities, the obligation to absorb the expected losses of the entities and the rights to receive the expected residual returns of the entities.

Paragraph 5(c):  IDACORP has no equity or other investments in these entities including voting rights and only a minimal obligation to absorb losses through its receivables.  We believe that the investors' voting rights are proportional to their obligations to absorb the expected losses of the entities and their rights to receive the expected residual returns.

IDACORP has concluded that none of these three CSPP facilities are variable interest entities under the provisions of FIN 46(R).

George F. Ohsiek, Jr.
Securities and Exchange Commission
June 20, 2006

Ida-West CSPP facilities:

IDACORP consolidates one Ida-West joint venture, Marysville Hydro Partners. Marysville is owned 50-percent by Ida-West and 50-percent by another equity investor.  In addition, through Ida-West, IDACORP holds all of the outstanding long-term debt issued by Marysville and has a note receivable from the other equity partner for a portion of its equity contribution.  These additional financial relationships result in IDACORP absorbing a majority of the expected losses and expected residual returns, and results in IDACORP being the primary beneficiary of Marysville.

Ida-West holds 50-percent interests in two other joint ventures that own three hydroelectric plants from which Idaho Power purchases power.  In these cases, IDACORP and Ida-West have no other financial interests in the entities.  Ida-West also holds a 50-percent interest in a fourth joint venture that sells power to an unrelated third party (Pacific Gas and Electric).  For each of these three unconsolidated joint ventures, the other 50-percent owners are parties unrelated to IDACORP and its subsidiaries.  All three entities, since formation, have financed their activities through operations and have required neither additional capital contributions nor loans from their equity owners.  The entity that sells to a third party has had no long-term debt since its formation.  The other two entities have had long-term debt related to the construction or purchase of their facilities.  One paid off its debt in 2004, while the other will complete its payments in 2013.  All payments on this long-term debt have been made timely and without the need for equity owners to loan or contribute funds to the entities.  As part of the long-term debt agreements, both entities had standby letters of credit from their equity owners (including Ida-West) in equal amounts.  No amounts have been paid pursuant to these letters of credit.  None of these three entities have required the use of short-term borrowing to finance their activities.

Paragraph 5(a):  Each of the entities had adequate equity to induce lenders or other investors to provide funds necessary to conduct its activities.  Both entities that sell electricity to Idaho Power have non-recourse loans from banks that demonstrate that ability and receive no other subordinated financial support from IDACORP.

Paragraph 5(b):  The equity holders have the right to make significant decisions based upon voting rights, are obligated to absorb the expected losses of the entities, and have the right to receive the expected residual returns of the entities.

Paragraph 5(c):  The voting rights of the equity holders in the entities are proportional to their obligation to absorb expected losses and their rights to receive expected residual returns.

George F. Ohsiek, Jr.
Securities and Exchange Commission
June 20, 2006

Conclusion:
Only Marysville is a variable interest entity under FIN 46(R), based solely on a combination of equity and debt interests.  The other three Ida-West facilities that sell electricity to Idaho Power were evaluated for consolidation as voting interest entities, and not consolidated because Ida-West does not hold a controlling interest in any of these entities.

Earnings Per Share

6.                  In future filings, please provide a reconciliation of the numerators and the denominators of the basic and diluted per-share computations for each period for which a statement of operations has been provided.  Please disclose how restricted shares are treated in computing earnings per share.  Refer to FAS 128, paragraph 40.

We will provide the reconciliation required by FAS 128, paragraph 40 in future Annual Reports on Form 10-K.  Prior to 2005, basic and diluted earnings per share were the same.

IDACORP makes awards of time-based and performance-based nonvested stock. These awards have been issued, but are forfeited if vesting conditions are not met; these shares are "contingently returnable" and thus are not included in the denominator for computing basic earnings per share, in accordance with FAS 128, paragraphs 10 and 30-35.  These shares are included in diluted earnings per share using the treasury stock method and other provisions of FAS 128 (as amended by FAS 123R) for 2006 calculations.

Note 10.  Benefit Plans

7.                  Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87.  Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose in future filings how you determine this amount in accordance with paragraph 12 of APB 22.

The market related value of plan assets is equal to the fair value of the assets.  Fair value is determined by utilizing publicly quoted market values and independent pricing services depending on the nature of the asset, as reported by the fund managers for all plan assets.  We will disclose the use of this method in future filings.

George F. Ohsiek, Jr.
Securities and Exchange Commission
June 20, 2006

Note 12.  Segment Information

8.                  Please tell us and disclose in future filings the operating segments that are aggregated in the other segment.  Please tell us why you believe aggregation of these segments is appropriate.  Refer to the guidance in EITF 4-10.

The "other" column in our segment footnote includes (1) the activities of three operating segments: Ida-West, IDACORP Energy and IDACORP Services and (2) IDACORP holding-company expenses.  These segments do not meet the quantitative thresholds of reportable segments described in paragraph 18 of FAS 131.  They have been combined and disclosed in the "all other" category under the provisions of paragraph 21 of FAS 131 in order to reconcile the reported segments to the consolidated totals.  We consider this column to be a reconciling column rather than an aggregation of segments as contemplated in EITF 4-10.  In addition, the segments that are reported separately exceed the 75 percent requirement of paragraph 20 of FAS 131.  In future filings, this column will be relabeled "all other" and the sources of the revenue for this column will be described.

Note 16.  Investments

9.                  It appears that your investment in Bridger Coal Company is material to your results of operations.  In future filings, please present summarized financial information required by paragraph 20(d) of APB 18 or tell us why presentation of summarized financial information is not necessary.

We will include summarized financial information about Bridger Coal Company in future Annual Reports on Form 10-K.

Schedule II Consolidated Valuation and Qualifying Accounts

10.              Please tell us and disclose in future filings how the credits to the provision for uncollectible accounts reflected in your Consolidated Statements of Cash Flows have been treated in Schedule II.

The amounts reported on the Consolidated Statement of Cash Flows as credits to the provision of uncollectible accounts are substantially the same as the amounts reported on Schedule II.  In 2005, IDACORP reported a net decrease in its provision for uncollectible accounts and notes of $10,729,000 on its balance sheets and cash flows statements.  Schedule II shows the same dollar amount in column C less column D.  IDACORP amounts for years prior to 2005 and Idaho Power Company amounts for 2005 and prior years are similar.

We will disclose this information in future Annual Reports on Form 10-K.

George F. Ohsiek, Jr.
Securities and Exchange Commission
June 20, 2006

Form 10-Q for the Quarterly Period Ended March 31, 2006

11.              The comments above should be addressed in future filings on Form 10-Q to the extent applicable.

We will address these comments in future Quarterly Reports on Form 10-Q as applicable.

In providing the foregoing responses to your comments, we acknowledge that:

we are responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses, please feel free to contact me at (208) 388-2650.

Very truly yours,

Darrel T. Anderson
Senior Vice President -
Administrative Services and
Chief Financial Officer

Sondra Snyder
Securities and Exchange Commission

Jan B. Packwood
IDACORP, Inc.

J. LaMont Keen
IDACORP, Inc.

Thomas R. Saldin
IDACORP, Inc.

Elizabeth W. Powers
LeBoeuf, Lamb, Greene & MacRae LLP